

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

Lin Wei
Chief Financial Officer
36Kr Holdings Inc.
5-6/F, Tower A1, Junhao Central Park Plaza
No. 10 South Chaoyang Park Avenue
Chaoyang District, Beijing, People's Republic of China, 100026

> **Re: 36Kr Holdings Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2020**
> **Response Dated April 13, 2022**
> **File No. 001-39117**

Dear Ms. Wei:

We have reviewed your April 13, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2022 letter.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2020

Introduction, page ii

1. Please revise the definitions of China and PRC to include Hong Kong and Macau.

2. We note here you have defined "36Kr," "we," "us," the "our company" and "our" to include 36Kr Holdings Inc., its subsidiaries and its VIE. Please revise this definition to avoid using the same terms to refer to the holding company in which investors hold an interest and the subsidiaries and VIEs that are conducting operations. Please use different terms for these entities.

Item 3, Key Information, page 3

3. We note your response to comment 1 and your revised disclosure that you will be considered the primary beneficiary of the VIEs, which serves the purpose of consolidating the VIEs' operating results in your financial statements under the U.S. GAAP. However, we also note references to "our VIE" throughout your document. Please refrain from using terms such as "we" or "our" when describing activities or functions of a VIE so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

4. We note your response to comment 3. Your response addresses consequences to you or the VIE if "found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits, approvals or filings..." Please revise your disclosure to encompass your subsidiaries as well. Additionally, please disclose any consequences to you and your investors if you, your subsidiaries, or the VIEs inadvertently conclude that certain permissions or approvals are not required; or if applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Finally, please refrain here from qualifying your disclosure by materiality and revise your proposed disclosure accordingly.

5. We note your disclosure that you may be required and plan to obtain certain licenses and approvals in order to comply with the relevant laws and regulations. Please disclose an estimated time in which you expect to apply or obtain these permissions and approvals. In this regard, we note your disclosure on page 12 regarding your "Lack of Internet news information license...;" on page 13 regarding your "Lack of Internet audio-visual program transmission license...;" and on page 14 regarding your "Lack of Internet publishing license...".

3.D. Risk Factors, page 5

6. We note your response to comment 5. Please disclose whether you believe you are compliant with the regulations or policies that have been issued by the CAC to date.

Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Li He, Esq.